EXHIBIT 19.1

HUBSPOT, INC.

INSIDER TRADING POLICY

We are all entrusted with a great deal of information. Our culture thrives on transparency, and we intend on keeping it that way. As a result, we must be very mindful and careful about how we treat information that we have access to, especially when it may impact transactions in the securities of HubSpot, Inc. (together with its subsidiaries, “HubSpot”, “us”, “we”, or the “Company”). To this end, the Company has adopted this Insider Trading Policy (the “Policy”) to help the directors, officers, employees, consultants, contractors, and other related individuals of HubSpot comply with insider trading laws, prevent the misuse of material nonpublic information, avoid the severe consequences associated with violations of insider trading laws and prevent even the appearance of improper insider trading. This Policy is divided into two parts:

Part I: applies to all officers, directors, employees, and consultants and contractors of HubSpot, as well as their affiliates (as defined below) regardless of their position, level, or function; and

Part II: imposes special additional trading restrictions for directors, officers,

certain consultants and contractors, and other designated employees of HubSpot due to the nature of their roles or responsibilities or their actual or potential access to material, nonpublic information.

PART I. GENERAL TRADING POLICY

A. What is Insider Trading?

One of the principal purposes of these federal securities laws is to prohibit so-called “insider trading.” Simply stated, insider trading isn’t about trading as much as it is about using the Company’s information for your own profit. More specifically, insider trading occurs when a person takes information that the public does not know (called “material, nonpublic information”) that he or she learned through their involvement with the Company about the Company, its customers, vendors, or others with which the Company does (or may do) business and (i) uses that information to make decisions to purchase, sell, give away, or otherwise trade the Company’s stock or securities whether for his or her account or for the account of another or (ii) provides that information to others outside the Company. The prohibitions against insider trading apply to trades, tips, and recommendations by virtually any person, including all persons associated with the Company, if the information involved is “material” and “non-public.” These terms are defined in this Policy under Part 1, Section B below. Insider trading can result in criminal prosecution, jail time, significant fines and public embarrassment for you and the Company.

B. What is Material, Nonpublic Information?

Information is considered “material” if it could reasonably be expected to affect the investment decisions of a stockholder or potential investor or if disclosure of the information could reasonably be expected to significantly alter the total mix of information in the marketplace about HubSpot or any other company. In general, if the information could reasonably be expected to affect the market price of the Company’s securities, it should be considered material. Material information can be positive or negative and can relate to virtually any aspect of HubSpot’s business or to any type of security, debt or equity.

It is not possible to define all categories of material information because it depends upon the relevant facts and circumstances. Information that is material or immaterial at one point in time may cease to be so at another point in time. However, information about the following items might be considered to be material:

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Known or projected future earnings or losses, or other earnings guidance;
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Operating or financial results;
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Earnings or revenue that are inconsistent with the consensus expectations of the investment community;
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Significant transactions such as a pending or proposed merger, acquisition, divestment, joint venture, or tender offer;
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Major personnel changes, such as lay-offs or changes in HubSpot’s senior management or Board of Directors (“Board”);
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Potential restatements of HubSpot’s financial statements, changes in auditors or auditor notification that HubSpot may no longer rely on an auditor’s audit report;
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A cybersecurity risk or incident, including the discovery of significant vulnerabilities or breaches;
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Litigation or government investigations, whether pending or threatened, and any positive or negative developments thereof;
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Significant developments regarding products, customers, suppliers, orders, contracts or financing sources (e.g., the acquisition or loss of a material contract);
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Changes in dividend policy, declarations of stock splits, or proposed securities offerings or other financings;
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Potential defaults under our credit agreements or indentures or potential material liquidity issues;
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Bankruptcies or receiverships; and
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Any other information which is likely to have a significant impact on HubSpot’s financial results or stock price.

The above items will not always be material. For example, some new products or contracts may clearly be material while others may not be. No “bright-line” standard or list of items can adequately address the range of situations that may arise; information and events should be carefully considered in terms of their materiality to the Company.

Material Information is “nonpublic” if it has not been disseminated in a manner that makes it available to investors generally. To demonstrate that information is public, one must be able to point to some fact that establishes that the information has become publicly available, such as the filing of a report with the Securities and Exchange Commission (the “SEC”), the distribution of a press release, publishing the information on our website or posting on social media, if those are regular ways we communicate with investors, or by other means that are reasonably designed to provide broad public access.

The circulation of rumors, even if accurate and reported in the media, does not constitute effective public dissemination. In addition, even after a public announcement, before a person with material nonpublic information can trade, the market must have adequate time to absorb the information that has been disclosed. For purposes of this Policy, information will be considered public after the close of trading on the first full trading day following HubSpot’s public release of the information. For that purpose, a full trading day means that a session of regular trading hours on the New York Stock Exchange from 9:30 a.m. through 4:00 p.m. Eastern Time (or such earlier closing time as has been set by exchange rules) has occurred. For example, if HubSpot announces material nonpublic information of which you are aware before trading begins on a Tuesday, the first time you can buy or sell Company securities is the opening of the market on Wednesday. However, if HubSpot announces this material information after trading begins on that Tuesday, the first time that you can buy or sell Company securities is the opening of the market on Thursday.

We speak mostly in this Policy about determining whether information about us is material and nonpublic, but the same analysis applies to information about other companies that would preclude you from trading in their securities.

If you are unsure whether information is considered material or public, you should consult the Corporate Legal team, before making any decision to disclose the information (other than to persons who need to know it) or assume that it is material and nonpublic and treat it as confidential. A good general rule of thumb: When in doubt, do not trade.

C. Who does this Policy apply to?

This Policy applies to all HubSpot officers, directors, employees, and consultants and contractors (collectively referred to as “you”, “HubSpotter”, or “Insider”).

In addition to you, this Policy applies to the following persons (“Affiliated Persons”):

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your “Family Members” (“Family Members” are (a) your spouse or domestic partner, children, stepchildren, grandchildren, parents, stepparents, grandparents, siblings and in-laws who reside in the same household as you, (b) your children or your spouse’s children who do not reside in the same household as you but are financially dependent on you, (c) any of your other family members who do not reside in your household but whose transactions are directed by you, and (d) any other individual over whose account you have control and to whose financial support you materially contribute. (Materially contributing to financial support would include, for example, paying an individual’s rent but not just a phone bill.);
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all trusts, family partnerships and other types of entities formed for the benefit of you and/or your family member and over which you have the ability to influence or direct investment decisions concerning securities;
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all persons who execute trades on your behalf; and
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all investment funds, trusts, retirement plans, partnerships, corporations and other types of entities over which you have the ability to influence or direct investment decisions concerning securities; provided, however, that the Designated Insider Trading Procedures (as defined below), if applicable, do not apply to any such entity that engages in the investment of securities in the ordinary course of its business (e.g., an investment fund or partnership) if the entity has established its own insider trading controls and procedures in compliance with applicable securities laws and it (or an affiliated entity) has represented to the Company that its affiliated entities: (a) engage in the investment of securities in the ordinary course of their respective businesses; (b) have established insider trading controls and procedures in compliance with securities laws; and (c) are aware the securities laws prohibit any person or entity who has material nonpublic information concerning the Company from purchasing or selling securities of the Company or from communicating such information to any other person under circumstances in which it is reasonably foreseeable that such person is likely to purchase or sell securities.

You are responsible for ensuring that your Affiliated Persons also comply with this Policy, including, if applicable, the Designated Insider Trading Procedures contained herein.

This Policy extends to all activities within and outside your HubSpot duties. If you leave HubSpot for any reason, this Policy, will continue to apply to you and your Affiliated Persons until the later of: (1) the first full trading day following the public release of earnings for the fiscal quarter in which you leave HubSpot or (2) the first full trading day after any material nonpublic information known to you has become public or is no longer material.

D. What type of transactions are covered?

This Policy applies to any and all transactions involving HubSpot’s securities, including common stock, options to purchase common stock, any other securities that HubSpot may issue from time to time (such as preferred stock, convertible debentures, warrants and exchange-traded options), and any derivative securities that provide the economic equivalent of ownership of any of HubSpot’s securities or an opportunity, direct or indirect, to profit from any change in the value of HubSpot’s securities (collectively, “securities”). This Policy also applies to all transactions involving the securities of other companies if you possess material, nonpublic information about that company that was obtained in the course of your involvement with HubSpot.

This Policy does not apply to trades made pursuant to 10b5-1 plans established in accordance with this Policy.

E. What does this Policy prohibit?

When you know or are in possession of material, nonpublic information about HubSpot, you generally are prohibited from the following activities:

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Purchasing or selling any HubSpot securities (whether for your account or for the account of another);
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Having others purchase or sell HubSpot securities for you;
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Giving trading advice of any kind about HubSpot;
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Hinting or giving “tips” – such as, “Now is a good time to buy” -- about HubSpot, any third party (to which you have obtained material, nonpublic information regarding) or their respective securities to anyone whether or not you intend to or actually do realize a profit (or any other benefit) from such tipping;

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Recommending to any person that such person engage in or refrain from engaging in any transaction involving HubSpot’s securities, or otherwise give trading advice concerning HubSpot’s securities; and
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Disclosing material nonpublic information about HubSpot, whether positive or negative, to anyone, including the press or analysts, customers, and vendors (including via social media).

This Policy’s prohibitions against insider trading and tipping also apply to trading in securities of other companies, including HubSpot’s customers, suppliers, partners and other enterprises with which we are working (such as when negotiating an acquisition, investment or other transaction that could be material to the other company). Whenever, during the course of your service to or employment by HubSpot, you become aware of material nonpublic information about another company, including any confidential information that is reasonably likely to affect the market price of that company’s securities (for example, discussions of licensing a product or acquiring that other company), neither you nor your Affiliated Persons may trade in any securities of that company, give trading advice about that company, tip or disclose that information or pass it on to others.

These prohibitions continue whenever and for as long as you know or are in possession of material, nonpublic information. Remember, anyone scrutinizing your transactions will be doing so after the fact, with the benefit of hindsight. As a practical matter, before engaging in any transaction, you should carefully consider how enforcement authorities and others might view the transaction in hindsight.

Additionally, certain types of transactions create significant risks for Insiders and HubSpot and are prohibited or restricted, including those transactions set forth and as explained below:

No Short Sales. No Insider may at any time sell any HubSpot securities that are not owned by you at the time of the sale (a “short sale”).

No Purchases or Sales of Derivative Securities or Hedging Transactions.

No Insider may buy or sell puts, calls, other derivative securities of HubSpot or any derivative securities that provide the economic equivalent of ownership of any of the HubSpot securities or an opportunity, direct or indirect, to profit from any change in the value of our securities or engage in any other hedging transaction with respect to our securities.

No Company Securities Subject to Margin Calls. No Insider may use the Company’s securities as collateral in a margin account. This means that Insiders are prohibited from borrowing from a brokerage firm, bank, or other entity in order to purchase HubSpot’s securities.

No Pledges Without Pre-Approval. No Insider may pledge HubSpot securities as collateral for a loan (or modify an existing pledge) unless the pledge has been approved by the Audit Committee of the Board.

F. What is the Quarterly Blackout Period?

HubSpot’s announcement of its quarterly financial results almost always has the potential to have a material effect on the market for the securities of HubSpot. Accordingly, to avoid even the appearance of trading on the basis of material, non-public information, no Insider may directly or through others trade in HubSpot securities during the period starting at the close of market on the 15th day of the last month of each fiscal quarter until one (1) business day after HubSpot’s earnings are released to the public (“Earnings Release”), which is typically 30-45 days after the quarter end (“Quarterly Blackout Period”). Advance notification of the beginning and ending of a Quarterly Blackout Period will be provided by the Stock Administration team.

As a reminder, trading outside the Quarterly Blackout Period does not give you safe harbor. You should never trade when in possession of material, nonpublic information. Each individual is accountable for his or her trading decisions at all times.

Please note that active and approved Rule 10b5-1 Plans (as explained in Part II of this Policy), are not subject to the Quarterly Blackout Period.

G. What transactions are exempt?

The following transactions are not prohibited under this Policy:

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Transactions Under Company Plans
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Employee Stock Purchase Plan. Purchasing HubSpot securities pursuant to the employees’ advance instructions under HubSpot’s Amended and Restated 2014 Employee Stock Purchase Plan, as amended from time to time (“ESPP”). However, electing to enroll in the ESPP, making any changes in your elections under the ESPP (other than through periodic wage withholding), making cash contributions to the ESPP (other than through periodic wage withholding) and selling any HubSpot stock acquired under the ESPP are subject to the trading restrictions under this Policy.
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Exercise of Stock Options. Exercising for cash of an option to purchase HubSpot securities. However, the exercise is subject to the current reporting requirements of Section 16 of the Securities Exchange Act of 1934, as amended ("Exchange Act”), and, therefore, Insiders must comply with the post-trade reporting requirement described in Part II, Section C below for any such transaction. In addition, the securities acquired upon the exercise of an option to purchase HubSpot securities are subject to all of the requirements of this Policy, including the Designated Insider Trading Procedures. Moreover, the Designated Insider Trading Procedures apply to the use of outstanding HubSpot securities to pay part or all of the exercise price of an option, any net option exercise, any exercise of a stock appreciation right, share withholding and any sale of stock as part of a broker-assisted cashless exercise of an option or any other market sale for the purpose of generating the cash needed to pay the exercise price of an option.
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Tax Withholding on Restricted Stock/Units. Withholding by HubSpot of shares of stock upon vesting of restricted stock or upon settlement of restricted stock units to satisfy tax withholding requirements if (a) withholding is required by the applicable plan or award agreement or (b) the election to exercise the tax withholding right was made by the Insider in compliance with the Designated Insider Trading Procedures.
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401(k) Plan. Any acquisitions or dispositions of stock under HubSpot’s 401(k) or other individual account plan resulting from your periodic contribution of money to the plan pursuant to your payroll deduction election. This Policy does apply, however, to certain elections you may make under the 401(k) plan, including an election to increase or decrease the percentage of your periodic contributions that will be allocated to HubSpot’s stock fund, an election to make a transfer of an existing account balance into or out of HubSpot’s stock fund, borrow money against or receive a distribution from HubSpot’s stock fund if the loan or distribution will result in a liquidation of some or all of their HubSpot stock fund balance, and pre-pay a plan loan if the pre-payment will result in an allocation of loan proceeds to HubSpot’s stock fund.
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Certain Non-Market Transactions. Any bona fide gift, trust transfer, and other non-sale transfer of HubSpot securities to a family member, charitable organization, or any other person, as long as, if made by a Designated Insider or their Affiliated Persons, it is pre-cleared per the procedures described in Part II below.
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Waivers. A waiver of this Policy may be granted in writing by the Chief Legal Officer or his or her designee, and will be reported to HubSpot’s Board.
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Rule 10b5-1 Plans. Purchasing and selling HubSpot securities under a Rule 10b5-1 Plan (as described and defined under Part II, Section D).

H. Are there any restrictions on the use of social media or other online activity?

Any written or verbal statement that would be prohibited under the law or under this Policy is equally prohibited if made on the Internet through social media, such as blogs, Tweets, Facebook, LinkedIn, or Instagram posts. Inappropriate communications disseminated on the Internet may pose an inherently greater risk due to the size of the audience they can reach. These forums have the potential to move a stock price significantly, and very rapidly – even though the information disseminated through social media often is unreliable, and in some cases, may be deliberately false.

You should not, under any circumstances, make any statements, comments or postings about material, nonpublic information about HubSpot on any social media, website, or respond to comments or postings about HubSpot’s business made by others. This restriction applies whether or not you identify yourself as associated with HubSpot. Sharing, posting links to or re-posting HubSpot news announcements is permitted so long as the news announcement has already been posted to HubSpot’s public website (www.hubspot.com) or otherwise approved by the Chief Legal Officer or Deputy General Counsel, Corporate and is not accompanied by commentary prohibited by this Policy.

I. What are the Penalties for Insider Trading and Noncompliance with this Policy?

The authorities use sophisticated techniques to investigate and detect insider trading, and they vigorously pursue violations. They have successfully prosecuted cases involving trading through foreign accounts, trading by family members and friends, and trading involving only a small number of shares. The penalties for violating insider trading or tipping rules can be severe and include:

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disgorgement of the profit gained or loss avoided by the trading;
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payment of the loss suffered by the persons who, contemporaneously with the purchase or sale of securities that are subject of such violation, have purchased or sold, as applicable, securities of the same class;
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payment of criminal penalties of up to $5,000,000;
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payment of civil penalties of up to three times the profit made or loss avoided;

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imprisonment for up to 20 years; and
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loss of eligibility to serve as an officer or director of a public company.

The Company and/or the supervisors of the person engaged in insider trading may also be required to pay civil penalties or fines of $2 million or more, up to three times the profit made or loss avoided, as well as criminal penalties of up to $25,000,000, and could under some circumstances be subject to private lawsuits.

Likewise, HubSpot prohibits all forms of insider trading and will aggressively pursue violators. Any officer, director, or employee found to have engaged or attempted to have engaged in insider trading may, in addition to other civil or criminal actions, have their employment terminated, and any contractor or consultant may have their business relationship with HubSpot terminated. HubSpot may determine that specific conduct violates this Policy, whether or not the conduct also violates the law. It is not necessary for HubSpot to await the filing or conclusion of a civil or criminal action against the alleged violator before taking disciplinary action.

J. How do you report a violation of this Policy?

To report a violation or raise a concern please talk to your manager or any member of the Corporate Legal team; or you may report any violations through the Whistleblower Hotline (which includes an option to report anonymously) at www.hubspotwhistleblower.com by clicking on “Report an Incident” in the upper left hand corner or by calling one of the local reporting phone lines available on this website.

The ultimate responsibility for complying with this Policy and applicable laws and regulations rests with you. You should always use your best judgment and if you have a question about this Policy, including whether certain information you are aware of is material or has been made public, you are encouraged to consult with the Chief Legal Officer or Deputy General Counsel, Corporate. In addition, if you violate this Policy or any federal or state laws governing insider trading, or know of any such violation by any officer, director, or employee of the Company, you should report the violation immediately to the Chief Legal Officer or Deputy General Counsel, Corporate.

PART II. SPECIAL TRADING RESTRICTIONS FOR DIRECTORS, OFFICERS, AND DESIGNATED INSIDERS

A. Who does Part II of this Policy apply to?

In addition to the restrictions on trading in HubSpot securities set forth above, Part II of this Policy imposes special additional trading restrictions (“Designated Insider Trading Procedures”) on all members of HubSpot’s Board and executive leadership and other HubSpotters who, by virtue of their position or responsibilities, regularly have access to material, nonpublic information about HubSpot (all as set forth on Exhibit A), (collectively, these persons are referred to as “Designated Insiders”).

Please note that these Designated Insider Trading Procedures also apply to a Designated Insider’s Affiliated Persons (as defined in Part I, Section C above).

Designated Insiders are responsible for making sure that their Affiliated Persons comply with the entirety of this Policy.

All Designated Insiders must adhere to these Designated Insider Trading Procedures, along with having their trades pre-cleared as described in Section C below. The HubSpotters identified as Designated Insiders in Exhibit A have been notified by the Corporate Legal team of their status and the pre-clearance requirement.

The list of Designated Insiders is maintained by the Corporate Legal team and reviewed by the Corporate Legal and Finance teams and updated quarterly. You will be notified if you are required to comply with the Designated Insider Trading Procedures. If you are not identified as a Designated Insider, then you are not subject to the Designated Insider Trading Procedures in this Part II.

B. When can Designated Insiders trade?

Subject to limited exceptions, Designated Insiders may trade in HubSpot securities only when the trading window is open (i.e, outside a Quarterly Blackout Period or a Special Closed Window) and then only after obtaining pre-clearance from the Corporate Legal team, in accordance with the procedures set forth below. The Corporate Legal team may designate from time to time, a “Special Closed Window” during what would be a permitted trading window. During a Special Closed Window, Designated Insiders (which could be all Insiders or a subset of them) may not trade in HubSpot’s securities. The Corporate Legal team may also impose a Special Closed Window on Insiders or a subset of them to prohibit trading in the securities of other companies, including specified peers or competitors of HubSpot. The imposition of a Special Closed Window will not be announced to HubSpotters generally, should not be communicated to any other person, and may itself be considered under this Policy to be material nonpublic information about HubSpot. Designated Insiders may be allowed to trade outside of a trading window only pursuant to a pre-approved Rule 10b5-1 Plan as described in Section D or in accordance with a waiver described above.

C. What is the pre-clearance process?

Because Designated Insiders are likely to obtain material, nonpublic information on a regular basis, HubSpot requires all such persons to refrain from trading, even when the trading window is open, without first pre-clearing all transactions with the Corporate Legal team (specifically, the Deputy General Counsel or the General Counsel, Corporate). In reviewing trading requests, the Corporate Legal team may consult with our other officers and/or outside legal counsel and will seek approval of their own trades from a separate member of the Corporate Legal Team. All transactions in HubSpot securities by Designated Insiders, both inside and outside of Fidelity, are subject to this pre-clearance requirement. If you are not identified as a Designated Insider, you may trade during an open trading window without being pre-cleared.

Please note that pre-clearance is not a defense to a claim of insider trading and does not excuse you from otherwise complying with insider trading laws or this Policy. Further, pre-clearance of a transaction does not constitute an affirmation by HubSpot that you are not in possession of material, nonpublic information.

How do I request pre-clearance to trade? You can submit a request for pre-clearance during an open trading window through our Workday application, by clicking on “Pre-Clearance” in the Menu on the upper left-hand side. In requesting pre-clearance, carefully consider whether you may be aware of any material, nonpublic information about HubSpot, and fully describe those circumstances in your request. A member of the Corporate Legal team will review your request and, once your pre-clearance request is approved, you must complete the proposed trade within five (5) business days or make a new trading request.

Please note that the Corporate Legal team is under no obligation to approve a transaction submitted for pre-clearance and may determine not to permit the transaction in their sole discretion.

Insiders who are required to file reports under Section 16 of the Exchange Act shall inform their broker-dealers that (a) the Insider is subject to Section 16; (b) the broker shall confirm that any trade by the Insider or any of their affiliates has been precleared by HubSpot; and (c) the broker is to provide transaction information to the Insider and/or Deputy General Counsel, Corporate, on the day of a trade. The time for timely filing Form 4 is only two business days and begins to run upon execution of a reportable transaction, not from the latter settlement date. The sanctions for noncompliance with this reporting deadline include mandatory disclosure in the Company’s proxy statement for the next annual meeting of stockholders, as well as possible civil or criminal sanctions for chronic or egregious violators. For more information on Designated Insider’s post-reporting obligations refer to Section E below.

D. What are Rule 10b5-1 Trading Plans?

Under Rule 10b5-1 of the Exchange Act, those Insiders who regularly possess inside information about HubSpot but who nonetheless wish to trade in HubSpot securities may establish an affirmative defense to an illegal insider trading charge when adopting a trading plan, or giving trading instructions, before knowing or having possession of material, nonpublic information and certain other conditions are satisfied. A trading plan, arrangement or instruction that meets the requirements of the SEC’s Rule 10b5-1 (a “Rule 10b5-1 Plan”), allows Insiders to schedule trades at specified prices or dates in the future without regard to whether they may be aware of material, nonpublic information at the time of trading or whether it is during a Quarterly Blackout Period. Because trades are scheduled well in advance of their execution date, a Rule 10b5-1 Plan can help an Insider avoid or ultimately refute accusations of impropriety by demonstrating that trades were not motivated by inside knowledge at the time of plan adoption.

Those identified as Designated Insiders are strongly encouraged to conduct their trades through a Rule 10b5-1 Plan to reduce the likelihood of trading while in possession of material, non-public information. The Company has adopted a separate Rule 10b5-1 Trading Plan Policy that sets forth the requirements for putting in place a Rule 10b5-1 Plan with respect to HubSpot securities.

If you have any questions about the prosperity of entering into these or any or other types of securities transactions, please ask any member of the Corporate Legal team or email us at corporate-legal@hubspot.com.

Failure to observe this Policy could lead to significant legal problems, and could have other serious consequences, including termination of employment.

ADOPTED: August 25, 2014

Amended most recently as of: September 19, 2023